William Gleeson
Applied Minerals, Inc.
110 Green Street, Suite 1101
New York, NY 10012
212.226.4351
wgleeson@appliedminerals.com

November 13, 2013

By EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention:  John Reynolds

Re:	Applied Minerals, Inc.
Registration Statement on Form S-1
Filed October 2, 2013
File No. 333-191532

Ladies and Gentlemen:

The following are the responses of Applied Minerals, Inc. to the comments contained in the letter from the staff of the Securities and Exchange Commission dated October 23, 2013, regarding the above referenced registration statement.

For your convenience, the Staff’s comment precedes each response in this letter.

General

Comment No. 1

We note that you are registering the resale of 19,899,733 shares of common stock underlying PIK Notes issued to the selling stockholders in a private placement transaction. Due to the size of the resale offering relative to the number of outstanding shares held by non-affiliates, the short period of time the selling stockholders have held the PIK Notes, and the circumstances under which the selling stockholders received the PIK Notes, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Please provide us with an analysis of why you believe this offering is not an indirect primary offering and address in detail each relevant factor. For guidance, see the factors noted in Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09, , and also identify any other factors you deem relevant. In the alternative, if the offering is a primary offering, please revise to set a fixed offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. We may have further comments.

Response to Comment No. 1

As we understand it, the issue is whether the holders of the PIK Notes, who are listed as selling stockholders may be deemed to underwriters.  They would be so deemed if they were to act as conduits in a chain of transactions involving a distribution of the common stock to be acquired on conversion of the PIK Notes.

You have referred us to Securities Act Rules, CD&I 612.09 for the evidentiary factors that are relevant to determining underwriter status.

In our view, based on a proper consideration of all of the factors in 612.09, which are discussed below, the Staff should conclude that Selling Stockholders are not underwriters and the offering contemplated by the registration statement is properly characterized as a secondary offering.  We do not believe that reaching this conclusion involves any balancing of the various factors.  We view each of the factors as pointing to the conclusion that the Selling Stockholders are not underwriters.

The evidentiary factors are discussed below:

1.   How long the selling shareholders have held the shares.

(a)
The persons listed as Selling Stockholders in the prospectus do not hold the shares whose resale is being registered.  They hold PIK Notes that can be converted into shares of common stock, the security being registered.  So, the question “how long the Selling Stockholders have held the shares?” does not seem to be the right question.

We believe that the more pertinent question is as follows:  At the time that the Company sold the PIK Notes, did it expect the purchasers to quickly convert the PIK Notes and sell the underlying shares of Common Stock?

Neither at the time that the holders of the PIK Notes purchased the PIK Notes, or currently, is there any near-term reasonable prospect for converting the PIK Notes into common stock. Why? Because doing so would generate large losses.   Moreover, an effective registration statement would not changes the answer.

The PIK Notes are convertible into common stock at the price of $1.40 per share (for each $1.40 of the PIK Note surrendered, one share of common stock will be issued).  If the PIK Notes were converted today the holders of the PIK Notes would receive would receive 7.5 million shares on conversion of the $10.5 million PIK Notes and plus about 218,000 conversion of accrued PIK Interest Notes.  The value of the 7,718,000 million shares would be $9.1 million at the current market price.

It would not make economic sense for the holders of the PIK Notes to convert unless and until the market price of the stock exceeds at least $1.40 per share.  In this connection, we note that the stock price has not reached $1.40 per share since May 3, 2013

If the parties intended or believed that the sale of PIK Notes would be a vehicle for selling the underlying shares into the public markets, they would have priced the conversion price at market or a discount to market rather than at setting the conversion price at 40% above market.

(b)
  Actually, in order to justify the conclusion that the holders of the PIK Notes will convert and resell now or as soon as, or shortly after, the registration statement is declared effective, an increase in the price of the stock is not the only condition that must be satisfied.   Another condition is that a much deeper trading market for the Company’s common stock would have to develop.

In the 4 weeks prior to the sale of the PIK Notes in August, the average weekly trading volume was reported to be 222,000 shares, which means that since there is double counting on the OTCBB, actual volume was about 111,000 per week.  Volume has fallen slightly since then.  In the four trading weeks ending November 8, the reported trading volume was 197,000 per week, which means actual trading volume was about 98,500 per week. Selling in the market any meaningful percentage of the 7.5 million shares underlying the PIK Notes would likely create a major imbalance on the sell side and greatly depress the market price, making it economically irrational to sell any meaningful percentage. Indeed, it is possible that the market will never be able to absorb more than a very small portion of the shares into which the PIK Notes are convertible, which should make it clear that the Company did not sell, and the purchasers did not buy, the PIK Notes for the purpose, or with the principal intention, of using them as a vehicle for a public sale of the conversion shares.

2. The circumstances under which the selling shareholders received their shares.

(a)	The PIK Notes were negotiated and sold in an arms-length transactions.

(b)	The PIK Notes were sold for cash, which was received in full at the time of the sale.

(c)
  Each holders of the PIK Notes has the full economic and market risk associated with the PIK Notes and upon conversion, will have the full economic and market risk associated with the common stock.  There is no provision for indemnifying the holders of the PIK Notes against trading losses.

3.    The Selling Shareholders' relationship to the issuer.

(a)	None of the holders of the PIK Notes is an affiliate of the Company or has any other relationship with the Company.

(b)
The holders of the PIK Notes have no representative on the board of directors.  We note, however, in connection with the sale of the PIK Notes, the Company, as a governance matter, agreed to do what it had already planned to do, which is add two new independent directors.  The holders of the PIK Notes have no right to nominate or approve either of the new directors.  The Company did appoint one new independent director without informing or consulting with the holders of the PIK Notes.

  4.   Whether the sellers are in the business of underwriting securities.

To the Company’s knowledge, none of the holders of the PIK Notes is, or is affiliated with a person, in business of underwriting securities or registered broker-dealer.

5. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

In addition to the factors already mentioned, we note the following, all of which point a conclusion that the holders of the PIK Notes are not underwriters.

(a) The basis for asserting that the holders of the PIK Notes may be acting as a conduit appears, at least in part, to be related to the size of the offering.

We note that you are registering the resale of 19,899,733 shares of common stock underlying PIK Notes issued to the selling stockholders in a private placement transaction. Due to the size of the resale offering relative to the number of outstanding shares held by non-affiliates . . .

To the extent that there is a concern that the holders of PIK Notes may be conduits, focusing on the maximum amount of shares to be registered (19,899,733) may not be helpful.  There is a tension between the presumption that the holders of the PIK Notes are underwriters and a resale offering involving 19,899,733 shares.  If the holders of the PIK Notes were properly classified as underwriters of the common stock, they would not hold the PIK Notes for 10 years, which is how long it would take for the number of shares issuable on conversion to reach 19,899,733 shares.

If the holders of the PIK Notes were underwriters, one would expect that they would convert the PIK Notes and sell the underlying common stock as soon as possible, or at least shortly, after the registration statement became effective.  Assume for purposes of discussion that the registration statement goes effective at the end of November, 2013 and the PIK Notes (including accrued interest) were immediately converted.  In that case, the number of shares that the PIK Notes could be converted into would 7.5 million shares of common stock plus 262,000 shares issuable on conversion of the accrued PIK Interest Note relating to the interest for the period from August to November.   The total shares would equal about 8% of the currently outstanding shares (that is, before conversion).

(b)  The economic situation of the PIK Note purchasers suggests that it is unlikely that they would find it economically necessary to convert the PIK Notes and sell the underlying shares of Common Stock to raise money.  Two of the purchasers are multibillion investment funds.  Two other purchasers were a personal investment fund and a family partnership that are related to founder of one of investment funds and are managed by the same management company as manages the investment fund.  The final investor is a family office of one of the richest families in Europe.

(c)  The history of the Company’s capital raises indicates that we do not sell investors who have distributive intent.   In January, 2013, the Company sold 3.75 million shares of common stock for $5.56 million to 3 investors and their affiliated persons; in September, 2012, the Company sold 1.25 million shares of common stock for $1.6 million of common stock to two affiliated investors; and in December, 2011, the Company sold for $10 million 10 million shares of common stock and warrants to acquire 5 million shares of stock and warrants to two affiliated investors.  We believed at the times of the sales that all of those purchasers were long- term investors who had no intention to sell in the near-term future.  But we registered the sale or resale of the common stock.  It is telling to note that none of those investors have sold a single share or warrant.

(d) The structure of the PIK Note transaction indicates that the purchasers intend to be long-term holders. Section 3(b) of the PIK Notes provides:

Mandatory Conversion.  The entire principal amount of this Note and accrued interest shall be mandatorily converted into such number of Conversion Shares as determined in Section 4(e) below on the earliest date that is not earlier than one year after the Issue Date that both or the following conditions are satisfied:

(i) the weighted average trading price of a share of the Issuer’s Common Stock on the principal market for trading of the Issuer’s Common Stock, as determined by the Issuer for the preceding ten (10) trading days, is in excess of the Strike Price (as defined in 4(e)), and

(ii) either (x) a Registration Statement is effective and available for the resale of all of the Holder’s Conversion Shares on the Conversion Date and each of the five (5) trading days prior to the Conversion Date and on the Conversion Date the Holder is not restricted from selling or distributing any of such Holder’s Conversion Shares pursuant to the provisions of the registration rights agreement entered into contemporaneously with this Note (“Registration Rights Agreement”) or (y) the Holder may sell all such Conversion Shares immediately under Rule 144 under the Securities Act.

Why was such a provision included?  Because we believed (and believe) that the PIK Note purchasers would be more than happy to hold on to the PIK Notes until down the road (hopefully) (a) there is a liquidity event (such as a merger) or (b) the price of the common stock rises significantly and a deep market develops.  We were able to negotiate a provision allowing the Company to compel conversion of the PIK Notes to common stock automatic after one year provided certain conditions were met, including a 40% increase in the price of the common stock from the price on the date that the purchasers committed to purchase the stock.  Such a provision would have been unnecessary if the purchasers intended (or we believed that they intended) to act as conduits.

Comment No. 2

We note your disclosure on page five that this prospectus relates to the offer and sale by the selling stockholders of shares of common stock “issuable on conversion of PIK Notes issuable as interest.” Thus, it appears that you intend to register the resale of shares of common stock underlying unissued convertible securities. Please provide us with an analysis of why you believe you have completed a valid Securities Act Section 4(2) exempted private placement of the PIK Notes, taking into account the company’s ability to pay the interest in cash and the number of PIK Notes necessary to pay the interest by issuing additional PIK Notes in the event you do not elect to pay the interest entirely in cash. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.19 for guidance.

Response to Comment No. 2

(a) In the discussion below, we will use the terms “PIK Notes” to refer to the notes that were issued at closing in August, 2013 and “PIK Interest Notes” to refer to the notes that may be issued as interest.

(b)  Participle clause beginning with “taking.”  For purposes of responding to this comment, we have assumed that the Company will elect to pay all interest in the form of PIK Interest Notes.

(c) You ask for our analysis of whether the exempt private placement of the PIK Notes have been “completed.”

It appears to us that the fact giving rise to your request is the registration of “the resale of shares of common stock underlying unissued convertible securities.”

We assume that it is not the resale itself that is an issue, since it is being registered.  Rather the issue of whether the private placement has been completed involves the conversion of the PIK Interest Notes into common stock.

(d)  In focusing on the conversion of the PIK Interest Notes, we jump over a number of other possible issues, which do not appear to be matters of concern.  For clarity purposes, they are discussed below.

(i)
     There does not appear to be any issue that the placement of the PIK Notes themselves was “completed” in August, 2013 before the registration statement was filed in October, 2013.  All of the funds representing purchase price were collected, and the PIK Notes were issued, in August, 2013, before the registration statement was filed.

(ii)
     But there are acts associated with or related to the PIK Notes that may occur after the sale of the PIK Notes themselves and those acts are not registered under the registration statement (only the resales of the underlying common stock are registered).  The acts are the conversion of the PIK Notes and the PIK Interest Notes into common stock and the issuance of the PIK Interest Notes.

It is certainly fair to ask whether an offering has been “completed” if events associated with or related to an offering of PIK Notes may occur after the filing of a registration statement.

We believe that in the context of this offering, the word “completed” is not really up to the analytical task you are asking it to perform.  Intuitively, the word “completed” means “finished,” “ended,” or “concluded.”  The word “completed” works well enough in the context of a transaction involving only the sale of common stock.

The staff apparently agrees that the word “completed” is appropriate when there are actions that may take place after the sale of the security.  In CD&I 116.19, a transaction involving convertible securities in which the underlying shares are being registered (which involves acts after the sale of the convertible security; i.e. the conversion) is deemed “completed” and not problematical, but the CD&I does not explain the rationale for saying that is completed.  We think the rationale 116.19 is as follows.

We believe where there are acts associated with or related to convertible securities that that may occur after the sale of the convertible securities, the proper question to ask is whether the acts in question are subject to the registration requirements.  If the acts are not subject to the registration requirements, the offering may be deemed “completed” on the sale of the convertible security.

For present purposes, we can identify two reasons why post-sale acts are not subject to the registration requirements

A.	the act is explicitly exempt from the registration requirements by virtue of Section 3(a)(9), which exempts certain conversions; or

B.
      the action does not involve an investment decision on the part of the person receiving the security; the issuances of PIK Interest Notes in our situation are not subject to the registration requirements since the entire investment decision relating to PIK Interest Notes that investors will be making is at the time of purchasing the convertible securities. In our situation, the security holder, by purchasing a convertible security that allows payment in interest in the form of a PIK Interest Note at the option of the issuer, is in effect also deciding to accept the PIK Interest Note.

(iii) The conversion of the PIK Notes is not subject to the registration requirements because it is exempt under Section 3(a)(9).

(iv)      The issuance of the PIK Interest Notes is not subject to the registration requirements because the holder of the PIK Interest Notes has no investment decision to make in connection with the issuance of the PIK Interest Notes.  The decision is entirely at the option of the Company.

(e)  This brings us to the issue that is apparently the focus of your concern  --  the conversion of the PIK Interest Notes.  The conversion of the PIK Interest Notes in not subject to the registration requirements because by virtue of Section 3(a)(9).

(f)  Based on the foregoing analysis, we believe that the private placement was “completed” upon the sale of the PIK Notes in August, 2013.

Comment No. 3

Please note that we will need adequate time to review the legal opinion before accelerating effectiveness, and we may have comments on the legal opinion once it is filed.

Response to Comment No. 3

The opinion required to be filed as Exhibit 5 is being filed with Amendment No. 1.  A form of that opinion is attached as Exhibit A.

Prospectus Cover Page

Comment No. 4

Please clarify here, in the Prospectus Summary and in footnote disclosure to the registration fee table how the company determined to register 19,899,733 shares of common stock. In this regard, please indicate how you estimated the number of additional shares of common stock underlying PIK Notes to be issued as payment of interest on the PIK Notes. In addition, please confirm that the company is not attempting to use Securities Act Rule 416 to register additional shares of common stock underlying PIK Notes to be issued as payment of interest on the PIK Notes. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.18.

Response to Comment No. 4

(a) We propose to make the following disclosure on the cover page and in the prospectus summary.

The total number of shares of Common Stock subject to the offering is 19,899,733 shares.  7,500,000 shares are issuable on conversion of the 10% PIK-Election Convertible Notes due 2023 (“Notes”) that were issued on August 2, 2013. The interest rate on the Notes is 10% per year and at the Company’s election, interest may be paid in cash or in Notes (i.e., may be “paid in kind” or “PIK”ed).  If all interest is paid in cash, this prospectus will relate only to the 7,500,000 shares of common stock that the Company may be required to issue on conversion of the Notes it has sold.  If the Company issues additional Notes in payment of interest, the number of shares to which this Prospectus relates will increase, and if the Company makes all the interest payments by issuing additional Notes and all the Notes (including all the Notes issued as interest) remain outstanding until 2023, the additional shares issuable on conversion of the Notes issued in payment of interest could increase the number of shares to which this Prospectus relates to 19,899,733 shares.

(b) We propose to change the calculation of the registration fee as follows, with changes in the right hand columns to be consistent with these changes

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)
Common Stock, $0.001 par value per share (2)	7,500,000

Common Stock, $0.001 par value per share (3)	12,399,733

Total	19,899,733

(1)
In addition, pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement includes an indeterminate number of additional shares as may be issuable on (a) the exercise of options or warrants or (b) on then already issued shares as a result of stock splits, stock dividends or similar transactions which occur during this continuous offering.

(2)	Represents the shares that are issuable on the conversion of 10% PIK-Election Convertible Notes due 2023 (“Notes”) that were issued on August 2, 2013
(3)
Represents that maximum amount of shares that may be issued on conversion of Notes (a) that may be issued as payment-in-kind interest on the Notes referred to in footnote (2) and (b) that may be issued as interest on Notes that will have been issued as payment-in-kind interest.  The maximum amount of shares assumes that all Notes described in footnotes (2) and (3) are converted immediately prior to maturity in 2023.

(4)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act based on the average of the high and low prices of our Common Stock, as reported on the OTCQB quotation service on September 30, 2013.

(c)  The Company confirms that it is not attempting to use Securities Act Rule 416 to register additional shares of common stock underlying PIK Notes to be issued as payment of interest on the PIK Notes.   For the sake of clarity, let me note that all of the shares that may be issued on conversion of the PIK Interest Notes are being registered.   However, we do rely on Rule 416 for shares that may be issued as a result of stock splits, stock dividends, or similar transactions. Our interpretation of “similar transactions” is in accordance with SEC Release 33-4806 which states:  "if pursuant to the terms of warrants, options, convertible securities, or similar rights to purchase securities covered by a registration statement an additional number of securities are to be offered or issued to the rights holders upon exercise of his rights if necessary to prevent a dilution of his interest resulting from... issuances of additional securities at less than the option or conversion price...." The PIK Notes and the PIK Interest Notes provide for an adjustment in the purchase price if shares of Common stock are issued at a price below the conversion price,$1.40. The formula is set forth in the footnote.1  Staff comment letters indicated that the language of Release 33-4806 is construed so that “Rule 416 will not be applicable to additional shares that may be issued as a consequence of the ‘full-ratchet’ pricing protection granted to the investor in your February 26, 2013 common stock issuance . . . Such full-ratchet adjustments are not “similar transactions” within the meaning of Rule 416, as they provide different, and greater, protection to security holders than do “terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting stock splits, stock dividends,” or standard anti-dilution provisions.”   See comment letter to BIO-Key International, August 8, 2013, File No. 333-190200.  See also comment letter to Peoplestring, July 13, 2011, File No. 333-174949 and comment letter to  Shoe Pavilion, January 5, 2006, File No. 333-129210.   The provisions in the PIK Notes and the PIK Interest Notes are “standard anti-dilution provisions.”  To illustrate the difference between the adjustment in the PIK Notes and a full ratchet provision, assume that the Company issued 2 million shares at $1.  Under the anti-dilution provisions in the PIK Notes the conversion price would be changes to about $1.392.  Under a fill ratchet approach, the conversion price  would be changed to $1.

Comment No. 5

Please revise your tabular disclosure to include all the information required by Item 701 of Regulation S-K for each transaction. In that regard, please also clarify whether these sales were distinct transactions or made on a continuing basis.

Response to Comment No. 5

We will revise and clarify as requested. The information will be consistent with the information set forth in response to Comment No. 6

Comment No. 6

We note your disclosure that with respect to the sale of unregistered securities included in your tabular disclosure, “all transactions were deemed exempt from registration pursuant to Section 4(2) of the Securities Act, and Regulation D promulgated under the Securities Act at the time of sale.” Please disclose the facts supporting your reliance upon each exemption. In addition, please advise us why it appears that the company did not file a Form D with the Commission for any of these transactions.

Response to Comment No. 6

(a) The reference to Regulation D was in error.  While the offerings qualified for exemption under Rule 505 or 506, we relied on the exemption in Section 4(2).  That said, we have instituted internal controls to assure that in the future, we do not fail to file a Form D for any transaction if we intend to rely on Rules 505 or 506.

(b) With respect to the disclosures below, to the Company’s knowledge, none of the shares sold or granted have been sold, except the shares in 1(b) (150,000 shares) and 2(a)(i) (46,419 shares have been sold), none of the options have exercised, and none of the convertible notes have been converted.

1.  Offerings to investors for cash to raise working capital.

No underwriter or placement agent was used and no underwriting, placement agent fee or commission was paid. All of the issuances described in this section were exempt from registration pursuant to  Section 4(2) of the Securities Act, as transactions  not involving a public offering. The sales were separate transactions and were not part of a continuous offering.  The first and the third transactions below were investments by funds managed by the largest beneficial holder of our common stock, who was and is also a director.  With respect to each transaction listed above, no general solicitation was made by either the Company or any person acting on our behalf; the number of purchasers was limited; the securities sold are subject to transfer restrictions; each purchaser was an accredited investor and sophisticated; each purchaser had access to the Company’s public filings and could ask questions of management; and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

(a) 3/28/11.  Private placement of 2,815,000 shares of common stock to four investors, including three related investment funds in a family of investment funds managed by entities owned by a director of the Company, all of the funds being accredited investors (sales to the individual funds of 1,385,000, 459,000 and 656,000 shares, respectively) and one individual accredited investor of 312,000 shares.  Price per share was $.80 per share and the aggregate price was $2,250,000.

(b) 4/18/11.  Private placement of 150,000 shares of common stock to an investment fund accredited investor. Price per share was $.90 per share and the aggregate price was $135,000.

(c)  6/27/11.  Private placement of 1,250,000 shares of common stock to the same three related investment funds that purchased on 3/28/11, with sales to individual funds706,000, 205,000 and 339,000 shares, respectively.  Price per share was $1.60 and the aggregate price was $2,000,000.

(d)  12/22/11.  Private placement of 10,000,000 units consisting of shares and warrant to purchase on-half of a share to two related investment funds that were accredited investors, with sales to individual funds of 3,075,000 and 1,537,500 unit, respectively.   The price per unit was $1.00.

The warrants have a term of five years and are exercisable for a period of five years. The Company, has an option (the “Call Option”) to acquire all or a portion of the warrants; provided, that, the following conditions are met: (a) the VWAP for the 60 consecutive trading days immediately preceding the date on which the Holder receives the Call Notice (as defined below) is in excess of $2.00 and (b) the closing market price of the Common Stock (the “Market Price”) is in excess of $2.00 on the date immediately preceding the date on which the Call Notice is received; provided further, that, if the Company exercises a Call Option for a portion of this Warrant, the Company may not acquire less than 962,500 warrants.

(e)   8/2/13.  Private placement of  $10,500,000 of $10% PIK–Election Convertible Notes due 2023 (“2023 Notes”).  The purchasers were one investment fund of a family office ($4 million), an investment fund and two related family funds ($2.5 million) and an investment fund ($4 million).

The 2023 Notes bear interest at the rate of 10% per annum, payable (including by issuance of additional October 2010 Notes) semi-annually in arrears on February1 and August 1 with payments commencing on February 1, 2014. The 2023 Notes were convertible at the option of the noteholder at any time The 2023 Notes were mandatorily convertible on the earliest date that is one year after the Issue Date when each of the following conditions have been satisfied:  (i) the average closing bid price or market price of Company common stock for the preceding 5 trading days is above the Strike Price (as defined below), and (iii) a registration statement is effective and available for resale of all of the converted shares or the noteholder may sell such shares under Rule 144 under the Securities Act.

The number of shares issued on conversion of the 2023 Notes was derived by dividing the principal and accrued interest on the 2023 Notes by $1.40 (the “Strike Price”). The Strike Price was subject to adjustment in the event of a dividend or distribution on Company’s common stock in shares of common stock, subdivision or combination of Company outstanding common stock, or reclassification of Company’s outstanding common stock.  The note holders may accelerate the entire amount due under the 2023 Notes upon the occurrence of certain events of default.

2.  Compensatory grants of shares or options

The grants were made in exchange for services and the services did not relate to raising capital.   No payments of cash were made to the Company in connection with the grants.  No underwriter or placement agent was used and no underwriting, placement agent fee or commission was paid. All of the issuances described in this section were exempt from registration pursuant to  Section 4(2) of the Securities Act, as transactions  not involving a public offering. With respect to each transaction listed above, no general solicitation was made by either the Company or any person acting on our behalf; the securities sold are subject to transfer restrictions; each purchaser was an accredited investor or sophisticated; each purchaser had access to the Company’s public filings and could ask questions of management; and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.  Only one person of those listed below has sold stock.

(i)  Grants to Consultants

(a)  On the dates set forth below, shares of common stock were issued to Amit Dharia, Ph.D  pursuant to a consulting agreement for research and development and testing of halloysite clay (the Company’s product) in plastics.

  1 In the event the Issuer shall issue additional shares of Common Stock for cash (with convertible securities, options and warrants being deemed issuances of Common Stock at their respective conversion, strike or exercise prices, as applicable) after the Issue Date without consideration or for a consideration per share less than the Strike Price in effect on the date of and immediately prior to such issue, then the Strike Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying the Strike Price by a fraction, (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Issuer for the total number of additional shares of Common Stock so issued would purchase at such Strike Price immediately prior to such issuance, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such additional shares of Common Stock so issued.  For the purpose of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issue shall be calculated on a fully-diluted basis, as if all shares of convertible securities, options and warrants had been fully converted into shares of Common Stock immediately prior to such issue.  Notwithstanding the foregoing, no Strike Price shall be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate.  For the purposes of this paragraph, all shares of Common Stock issuable upon conversion of all outstanding shares of Series 2023 Notes and the exercise and/or conversion of any other outstanding convertible securities, options and warrants, shall be deemed to be outstanding.

Grant Date	Number of Shares	Stock Price on Grant Date
09/30/10	3,125	$0.84
10/29/10	2,941	0.85
12/28/10	4,430	0.79
01/03/11	3,472	0.72
01/31/11	3,165	0.79
01/31/11	4,992	0.79
02/01/12	1,724	1.45
02/28/11	3,125	0.80
03/31/11	3,086	0.81
04/29/11	3,333	1.50
06/03/11	1,786	1.40
07/01/11	1,404	1.78
08/01/11	1,190	2.10
09/01/11	1,471	1.70
10/01/11	1,923	1.30
11/01/11	1,761	1.42
12/01/11	1,522	1.15
01/03/12	1,969	1.27

(b)   On the dates set forth below, shares of common stock were issued to Yash Khanna, Ph.D  pursuant to a consulting agreement for research and development into plastics, functional fillers, and additives using the Company’s halloysite clay.

	Grant Date	Number of Shares	Stock Price on Grant Date
09/24/10		4,167	$0.84
11/19/10		4,795	0.73
12/01/10		2,941	0.85
01/27/11		4,430	0.79
02/28/11		4,375	0.80
03/31/11		4,321	0.81
04/29/11		2,333	1.50
06/03/11		2,500	1.40
07/01/11		1,966	1.78
08/01/11		1,667	2.10
09/01/11		2,059	1.70
10/01/11		2,692	1.30
11/01/11		2,465	1.42
12/01/11		3,043	1.15
01/03/12		2,756	1.27
02/01/12		2,414	1.45
03/01/12		2,397	1.46
04/01/12		2,365	1.48
05/01/12		1,872	1.87
06/01/12		2,258	1.55
07/02/12		2,593	1.35
08/01/12		2,518	1.39
09/12/12		2,536	1.38
10/01/12		2,692	1.30
11/05/12		2,121	1.65
12/03/12		2,071	1.69
01/04/13		2,273	1.54
02/07/13		2,215	1.58
03/01/13		2,121	1.65
04/01/13		2,500	1.40
05/01/13		2,448	1.43
06/03/13		2,713	1.29
07/01/13		2,941	1.19
08/01/13		3,500	1.00

(c)  On the dates set forth below, shares of common stock were issued to Edward Volk, pursuant to an agreement relating to selling the Company’s products.

Grant Date	Number of Shares	Stock Price on Grant Date
09/01/11	6,176	$1.70
10/01/11	2,692	1.30
11/01/11	2,465	1.42
12/01/11	3,043	1.15
01/03/12	2,756	1.27
02/01/12	2,414	1.45
03/01/12	2,397	1.46
04/12/12	2,365	1.48
05/01/12	1,872	1.87
06/01/12	2,258	1.55
07/02/12	2,593	1.35
08/01/12	2,518	1.39
09/01/12	2,536	1.38
10/01/12	2,692	1.30
11/05/12	2,121	1.65
12/03/12	2,071	1.69
01/04/13	2,273	1.54
02/07/13	2,215	1.58
03/01/13	2,121	1.65
04/01/13	2,500	1.40
05/01/13	2,448	1.43
06/03/13	2,713	1.29
07/01/13	2,941	1.19
08/01/13	3,500	1.00
09/03/13	3,302	1.06

(d)  On the dates set forth below, shares of common stock were issued to Eric Wisnefsky, pursuant to an agreement relating to selling the Company’s products..

	Grant Date	Number of Shares	Stock Price on Grant Date
05/15/12		7,234	$1.87
06/11/12		6,774	1.55
08/30/12		7,609	1.38
12/03/12		6,213	1.69
03/07/13		6,364	1.65
06/03/13		8,140	1.29
09/03/13		9,907	1.06

(e) On the dates set forth below, five-year options to purchase shares of common stock were issued to Victor Lazarovici pursuant to a brokerage agreement relating to preparing a sales document and to selling activities concerning the Company’s unused Atlas Mine property in Idaho.

Grant Date	Shares subject to Options	Exercise Price
10/01/10	139,340	$0.75
01/03/11	124,481	0.80

(f)  On the date set forth below, a five-year options to purchase shares of common stock  were issued to Crossways Consulting, the consulting vehicle for Tavia Barak, for consulting services relating to sales leads.

Grant Date	Shares subject to Options	Exercise Price
5/29/13	50,000	$1.35

(ii)  Grants to investment bankers

(a) On the date set forth below, the Company granted to Dahlman Rose & Co. a five-year option to purchase shares of common stock in connection with an agreement to provide financial advisory services.

Grant Date	Shares subject to Options	Exercise Price
4/28/11	461,340	$1.15

(b) On the date set forth below, the Company granted to Tejas Securities, Inc. shares of common stock as payment for termination of an financial advisory agreement.

	Grant Date	Number of Shares	Stock Price on Grant Date
05/05/11		37,500	$0.80

(iii) Grants to Directors in their capacity as such

On the dates set forth below, the Company granted to Evan Stone, a director of the Company and an accredited investor, the following shares as payment for director’s fees, except for the grant on 2/08/11, which was a five year option to purchase common stock at an exercise price equal to the stock price on the date of grant and which was granted for extra work as a director.

Grant Date	Number of Shares	Stock Price on Grant Date
10/01/10	12,500	$0.80
01/03/11	6,944	0.72
02/08/11	200,481	0.83
04/01/11	5,556	0.90
07/01/11	2,809	1.78
10/01/11	3,846	1.30
01/03/12	3,937	1.27
04/01/12	3,378	1.48
07/03/12	3,704	1.35
10/01/12	3,846	1.30
01/04/13	4,464	1.54
04/01/13	4,911	1.40
07/01/13	5,777	1.19

(b)  On the dates set forth below, the Company granted to John Levy, director of the Company and an accredited investor, the following options to purchase shares of common stock as payment for director’s fees (including service as chairman  The first two options were five year options and the third is a ten year option.  The exercise price was the market price on the date of grant.

Grant Date	Number of Shares	Exercise price

02/08/11	100,000	$0.83
01/01/12	100,000	1.24
11/22/12	100,000	1.66

(iv)  Grants to Employees

(a) On the dates set forth below, the Company granted compensatory ten-year options to purchase shares of common stock to Chris DeArmitt, Ph.D, the Chief Technology Officer of the Company at the time, for the share amounts and the exercise prices set forth below

Grant Date	Number of Shares	Exercise price

02/01/11	213,402	$0.78
08/30/11	54,367	1.90
02/01/12	125,000	1.45
02/01/13	11,467	1.58

(b) On the date set forth below, the Company granted a compensatory ten-year option to purchase shares of common stock to Material Advisors, LLC, which had a management agreement with the Company and all of whose equity owners are accredited investors, for the share amount and the exercise price set forth below

Grant Date	Number of Shares	Exercise price
02/08/11	2,904,653	$0.83

(c) On the dates set forth below, the Company granted  compensatory ten-year options to purchase shares of common stock to Nat Krishnamurti, the Chief Financial Officer of the Company and an accredited investor, for the share amount and the exercise price set forth below

Grant Date	Number of Shares	Exercise price
05/17/12	300,000	$1.55
05/29/13	65,000	1.35

(d)  On the date set forth below, the Company granted a compensatory ten-year option to purchase shares of common stock to Chris Carney, a vice-president of the Company and an accredited investor,  for the share amount and the exercise price set forth below

Grant Date	Number of Shares	Exercise price
11/20/12	580,931	$1.66

(e)  On the date set forth below, the Company granted a compensatory ten-year option to purchase shares of common stock to Eric Basroon, a vice-president of the Company and an accredited investor, for the share amount and the exercise price set forth below

Grant Date	Number of Shares	Exercise price
11/20/12	580,931	$1.66

(f)  On the date set forth below, the Company granted a compensatory ten-year option to purchase shares of common stock to Eric Basroon, a vice-president of the Company and an accredited investor, for the share amount and the exercise price set forth below

Grant Date	Number of Shares	Exercise price
11/20/12	1,742,792	$1.66

(g)  On the dates set forth below, the Company granted  compensatory ten-year options to purchase shares of common stock to William Gleeson, the  General Counsel of the Company and an accredited investor, for the share amount and the exercise price set forth below

Grant Date	Number of Shares	Exercise price
09/15/11	900,000	$1.90
11/22/12	72,405	1.66

(h) On the date set forth below, the Company granted a compensatory ten-year option to purchase shares of common stock to Yash Khanna, Chief Technology Officer of the Company, in  the share amount and the exercise price set forth below

Grant Date	Number of Shares	Exercise price
6/24/13	300,000	$1.15

(i) On the date set forth below, the Company granted a compensatory ten-year option to purchase shares of common stock to Rogerio Galante, Head of Iron Oxide Operations of the Company and previously a consultant, for the share amount and the exercise price set forth below

Grant Date	Number of Shares	Exercise price
8/20/13	300,000	$1.10

(v)  Issuance to compensate for opting out of class action settlement

On the date set forth below, the Company granted shares of common stock to persons named below.  The first three are officers of the Company and accredited investors.  The fourth is the manager of investment funds holding the Company’s stock, is owned by a director who is the largest beneficial holder of the Company’s common stock  and is an accredited investor.  The Company had been a defendant in a securities law class action lawsuit and each of the grantees was a member of the plaintiff class.  The Company determined that the cost of the settlement could be significantly reduced if the named persons opted out of the class and received in stock from the Company what was believed to be equal to the amount they would have received in cash as part of the settlement of the lawsuit.

Date of Grant	Grantee	Number of Shares	Stock price on date of grant
11/22/10	Andre Zeitoun	46,975	$0.84
11/22/10	Chris Carney	22,707	0.84
11/22/10	Eric Basroon	8,745	0.84
11/22/10	IBS Capital	349,287	0.84

Undertakings, page 17

Comment No. 7

Please include the undertaking required by Item 512(e) of Regulation S-K.

Response to Comment No. 7

The undertaking required by Item 512(e) will be included in Amendment No. 1.

Very truly yours,

/s/ William Gleeson

William Gleeson

Exhibit A

William Gleeson
General Counsel
Applied Minerals, Inc.
110 Greene Street
New York, New York 10012

November __, 2013

Board of Directors
Applied Minerals, Inc.
110 Greene Street
New York, New York 10012

Gentlemen:

This opinion is furnished in connection with a Registration Statement No. 333-191532 on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission under the Securities Act of 1933 for the offer and sale of shares of the common stock, $.001 par value (“Common Stock”) of Applied Minerals, Inc. (“Company”) issuable upon conversion of 10% PIK-Election Convertible Notes due 2023 (“Notes”) by the Selling Stockholders named in the registration statement as follows:

(i)	7,500,000 shares of Common Stock issuable upon conversion of the Notes issued on August 2, 2013 (“PIK Notes”); and
(ii)
Up to 12,399,733 shares of Common Stock issuable on conversion of Notes (a) that may be issued as interest on the PIK Notes and (b) that may be issued as interest on the Notes referred to in clause (a) (the Notes described in clauses (a) and (b) being “PIK Interest Notes”)

I have examined such matters of fact and questions of law as I have considered appropriate for purposes of this letter.  With your consent, I have relied upon the foregoing and upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters.

I am opining herein as to the internal laws of the State of New York and the General Corporation Law of the State of Delaware (“DGCL”), including the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the DGCL and the Delaware Constitution.  I express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or, in the case of Delaware, any other laws, or as to any matters of municipal law or the laws of any local agencies within any state.

Based upon and subject to the foregoing, it is my opinion that:

1.  The PIK Notes constitute, and the PIK Interest Notes, when, as and if issued will constitute, legally valid and binding obligations of the Company.

2.  The shares of Common Stock issuable on conversion of the PIK Notes, when issued upon valid conversion of the PIK Notes in accordance their terms, will be validly issued, fully paid and non-assessable.

3.  The shares of Common Stock issuable on conversion of the PIK Interest Notes, when issued upon valid conversion of the PIK Interest Notes in accordance their terms, will be validly issued, fully paid and non-assessable.

The opinion rendered in paragraph (1) above, relating to the enforceability of the PIK Notes and PIK Interest Notes is subject to the following exceptions, limitations and qualifications: (a) the effect of bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors; (b) the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which any proceeding therefor may be brought; (c) the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy; (d) the validity or enforceability of provisions to the effect that rights or remedies are not exclusive, that every right or remedy is cumulative and may be exercised in addition to, or in conjunction with, any other right or remedy, or that the election of some particular remedy or remedies does not preclude recourse to one or another remedy, and (e) we express no opinion as to (i) any provision for default interest or other economic remedies to the extent such provisions are deemed to constitute a penalty; (ii) consents to, or restrictions upon, governing law, jurisdiction, venue, remedies, or judicial relief, and (iii)  the severability, if invalid, of provisions to the foregoing effect.

I hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to me under the heading “Legal Matters” in the prospectus forming a part thereof. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ William Gleeson